UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials, Inc.

File No. 1-36285 - CF#31676

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Rayonier Advanced Materials Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information that it excluded from exhibits to a Form 8-K filed on October 21, 2014.

Based on representations by Rayonier Advanced Materials, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary